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11021532

RECEIVED
MAR 0 1 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
189

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SEC FILE NUMBER
8- 45710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford, CT 06905
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Stache (203) 326-4241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMG control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul G. Stache swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Investment Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

PEGGY LIPTACK
Notary Public - Connecticut
My Commission Expires
April 30, 2016

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	6,455,835
Deferred sales commissions		91,821
Other assets		4,772
Total assets		6,552,428
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses		1,766,043
Payable to affiliate		2,337,978
Total liabilities		4,104,021
Shareholder's equity:		
Common stock ($0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding)		1
Additional paid-in capital		9,746,341
Accumulated deficit		(7,297,935)
Total shareholder's equity		2,448,407
Total liabilities and shareholder's equity	$	6,552,428

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Operations

Year ended December 31, 2010

Revenues:	
Distribution and service fees	$ 7,819,307
Placement fees	130,000
Interest	6,682
Other	50,534
Total revenues	8,006,523
Expenses:	
Distribution expenses	8,245,040
Fees under services agreement:	
Compensation to sales and administrative personnel	5,205,036
Sales and marketing expenses	902,130
Customer support services	961,929
Office facilities	311,101
Amortization of deferred sales commissions	206,525
Legal, audit, and regulatory fees	305,490
Miscellaneous expenses	10,475
Total expenses	16,147,726
Loss before income tax benefit	(8,141,203)
Income tax benefit	2,823,744
Net loss	$ (5,317,459)

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Par value			
Balance at December 31, 2009	100	$ 1	9,746,341	(1,980,476)	7,765,866
Net loss	—	—	—	(5,317,459)	(5,317,459)
Balance at December 31, 2010	100	$ 1	9,746,341	(7,297,935)	2,448,407

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(5,317,459)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		206,525
Decrease (increase) in operating assets:		
Deferred sales commissions		(130,475)
Receivable for placement fees		2,024,172
Other assets		23,481
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(323,492)
Payable to affiliate		2,337,978
Deferred tax liability		(4,484)
Taxes payable to affiliate		(102,547)
Net cash used in operating activities		(1,286,301)
Cash flows from investing activities:		
Proceed from sale of stock		57,817
Net cash provided by investing activities		57,817
Net decrease in cash and cash equivalents		(1,228,484)
Cash and cash equivalents at beginning of year		7,684,319
Cash and cash equivalents at end of year	$	6,455,835
Supplemental cash flow information:		
Taxes refunded	$	5,747,792
Taxes paid		2,572,382

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly owned Subsidiary of GE Asset Management Incorporated)

Notes to Financial Statements

December 31, 2010

(1) Organization

GE Investment Distributors, Inc. (GEID or the Company) was incorporated under the laws of Delaware on February 3, 1993. GEID is a wholly owned subsidiary of GE Asset Management Incorporated (GEAM), which is a wholly owned subsidiary of General Electric Company (GE).

GEID, a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), is the distributor for the GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, Elfun Funds, and GE Investments Funds, Inc.

The Company has incurred net losses in the last three years. The Company has a plan to address some of its distribution expenses which will result in a significant improvement in its operating results from 2010. The Company expects to meet its future cash requirements primarily from its existing cash and cash equivalent balances of $6,455,835 as of December 31, 2010. GEAM has committed to providing financial support as needed to ensure that the Company has sufficient capital to meet is net capital regulatory requirement through June 2012.

(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared from separate records maintained by the Company and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity. GEID's financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(a) Revenue Recognition

Distribution and shareholder servicing fees from the GE Family of Funds are earned by the Company based on a percentage of the daily net assets of GE Funds Class A, Class B, Class C, and Class R shares; GE Investments Funds Class 4 shares; GE Investments Total Return Fund's Class 2 and Class 3 shares; and GE Institutional Funds Service Class shares. In addition, GEID retains a portion of the sales charge paid by purchasers of GE Funds Class A shares for its distribution expenses.

(b) Deferred Sales Commissions

Commissions paid by GEID to originating broker/dealers on sales of Class A, Class B, and Class C shares with contingent deferred sales charges are capitalized as deferred sales commissions and are amortized on a straight-line basis over a 72-month period for Class B shares, and over a 12-month period for Class A and Class C shares. Such periods are defined as the periods over which GEID is eligible to be reimbursed for the commissions payments advanced to originating broker/dealers at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by GEID's management, utilizing a cash flow analysis based on anticipated future distribution fee revenue. Contingent deferred sales charges reduce unamortized deferred sales commissions relating to Class B shares when received.

(c) ***Cash and Cash Equivalents***

GEID considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include $6,455,835 of money market investments at December 31, 2010.

(d) ***Liabilities Subordinated to Claims of General Creditors***

GEID did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2010 and, therefore, has not included a statement of changes for such activities.

(e) ***Income Taxes***

GEID accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 provides guidance for financial accounting and reporting for the effects of income taxes that result from an entity's activities during the year on a separate company basis. GEID is included in the consolidated federal income tax return and certain combined state and local income tax returns of GE. GEID is subject to a tax sharing arrangement with GE whereby taxes payable or receivable is generally settled with GE based on the separate company income tax computed. The provision for current tax benefit includes GEID's effect on the consolidated return. GEID's effect on the consolidated tax return is generally settled in cash as GE tax payments are due.

Deferred taxes, if applicable, are provided under the asset and liability method as prescribed by ASC 740, whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740 also provides guidance regarding how certain uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The 2007, 2008, 2009 and 2010 fiscal years tax returns are still open to examination by the federal and applicable state tax authorities.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Subsequent Events*

Subsequent events after the balance sheet date through the date that the financial statements have been evaluated in the preparation of the financial statements and one item has been identified. At the close of business on February 18, 2011, Highland Funds Asset Management, L.P. became the investment adviser to the GE Funds pursuant to a transaction that was approved by the board of trustees and the shareholders of the GE Funds. As part of that transaction, GEID no longer serves as the principal underwriter to the GE Funds.

(3) Income Taxes

The following represents the significant components of the income tax benefit attributable to GEID's operations for the year ended December 31, 2010:

	Current	Deferred	Total
Federal	$ 2,819,260	4,484	$ 2,823,744

	Amount
Federal tax benefit	$ 2,849,421
Effect of permanent differences	(25,677)
Total income tax benefit	$ 2,823,744

The difference between the statutory income tax rate and the effective tax rate relates to for non deductible expenses.

In addition, GEID received a net tax reimbursement of $3,175,410 from GE related entities during 2010.

(4) Placement Fees

On July 8, 2009, GEID entered into an agreement with AG GECC PPIF GP, LLC to introduce prospective investors to the Public-Private Investment Fund (PPIF) and any other investment vehicles created for the purpose of investing directly or indirectly in such fund or in parallel with such fund. AG GECC PPIF GP, LLC is an affiliate of GE.

As per the terms of the agreement, GEID is entitled to a fee, for each introduction of an investor who invests in PPIF, equal to the aggregate principal amount of securities sold to investors multiplied by a fixed rate of 0.65% (PPIF Placement Fee).

PPIF Placement Fees are payable within 30 days of the PPIF applicable closing. GEID recognized the full amount of placement fees during 2010.

(5) Related-Party Transactions

Pursuant to a Services Agreement between GEAM and GEID, GEAM provides certain services to GEID including administrative and operational support, office facilities and supplies, marketing services, and services of GEAM sales personnel. For the year ended December 31, 2010, GEID recorded expenses of $7,380,196 for services provided by GEAM. At December 31, 2010, GEID had a payable of $1,879,278 related to these services, which is included in the payable to affiliate balance.

As distributor for GE Funds, GE Investments Funds, and GE Institutional Funds, GEID earns distribution and shareholder service fees in accordance with the Funds' Rule 12b (1) plans. For the year ended December 31, 2010, distribution and shareholder service fees received from these funds totaled $7,819,307.

GEID also disseminates information, provides telephone servicing, and forwards customer purchases and sales orders for the GE Stock IRA Plan of GE for which it receives no compensation.

As distributor for Elfun Funds, GE Investments Money Market Fund, GE Investments S&P 500 Index Fund, and S&S Funds, GEID receives no compensation. GE Funds, Elfun Funds, GE Institutional Funds, GE Investments Funds, and S&S Funds are advised by GEAM.

GEID earns interest income on its money market investment in the Investment Class of GE Institutional Money Market Fund. At December 31, 2010, the balance of GEID's money market investment in this fund was $5,014,433 included in cash and cash equivalents on the statement of financial condition. Interest earned on this investment amounted to $1,877 for the year ended December 31, 2010.

See note 3 for Placement Fees.

(6) Net Capital Requirement

GEID is subject to the SEC Uniform Net Capital Rule, alternative standard (SEC Rule 15c3-1) which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2010, GEID had net capital of $2,227,468. This was $1,977,468 in excess of the SEC minimum required net capital.

Schedule 1

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Computation of Net Capital under

Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total shareholder's equity	$	2,448,407
Deductions:		
Nonallowable assets:		
Deferred sales commissions		91,821
Net capital before haircuts on cash equivalents		2,356,586
Haircuts on cash equivalents		129,118
Net capital		2,227,468
Computation of alternative net capital requirement:		
Net capital requirement equals the greater of $250,000 or 2% of aggregate debit items		250,000
Excess net capital	$	1,977,468
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	1,927,468

Reconciliation with the Company's computation included on Form X-17A-5, Part IIA filing for December 31, 2010 , dated January 28, 2011:

		Total Ownership Equity		Net Capital
As reported in the Company's Part II (unaudited) form report	$	2,312,850	$	2,091,911
Legal, audit and regulatory fees adjustment, net of tax		135,557		135,557
	$	2,448,407	$	2,227,468

See accompanying report of independent registered public accounting firm.

Schedule 2

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

GE Investment Distributors, Inc. is exempt under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

GE Investment Distributors, Inc. does not maintain physical possession or control of customers' fully paid or excess margin securities.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, New York 10154

Report of Independent Registered Public Accounting Firm

Board of Directors
GE Investment Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Forms SIPC 6 and SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GE Investment Distributors, Inc. (the Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Forms SIPC 6 and SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments, if any, in Forms SIPC 6 and SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Forms SIPC 6 and SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Forms SIPC 6 and SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC 6 and SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment, if any, applied to the current assessment with Forms SIPC 6 and SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Report of Independent Registered Public Accounting Firm
On Internal Control Required By SEC Rule 17a-5

December 31, 2010

KPMG

KPMG LLP
345 Park Avenue
New York, New York 10154

Report of Independent Registered Public Accounting Firm On Internal Control Required by SEC Rule 17a-5

Board of Directors
GE Investment Distributors, Inc.:

In planning and performing our audit of the financial statements of GE Investment Distributors, Inc. (the Company) (a wholly-owned subsidiary of GE Asset Management Incorporated), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.